September 4, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	Scorpio Bulkers Inc.
Registration Statement on Form F-1
File No. 333-197949

Dear Mr. Dobbie:

Reference is made to the registration statement on Form F-1 (the “Registration Statement”) of Scorpio Bulkers Inc. (the “Company”) in connection with the registration of the Company’s senior notes under the Securities Act of 1933, as amended, that was publicly filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on August 7, 2014. By letter dated August 22, 2014 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Registration Statement. The first amended registration statement on Form F-1 (the “First Amended Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was publicly filed with the Commission via EDGAR on August 29, 2014. By letter dated September 3, 2014 (the “Second Comment Letter”), the Staff provided the Company with its comments to the First Amended Registration Statement. The second amended registration statement on Form F-1 (the “Second Amended Registration Statement”), which responds to the Staff’s comments contained in the Second Comment Letter, is today being publicly filed with the Commission via EDGAR.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter.

Use of Proceeds, page 47

1.

We note your responses to our prior comments 1 and 2 and your disclosure on page 2 of the prospectus that you intend to finance the remaining contractual commitments of $2,338.8 million for your Newbuilding Program with cash on hand, cash flows from operations, borrowings under committed and proposed new secured credit facilities, and from capital raised in the public and private debt and equity markets in addition to the net proceeds from this offering. Please revise this section to discuss the material amounts and sources of other funds needed to fund the installment payments under the Newbuilding Program. See Instruction 3 to Item 504 of Regulation S-K. Please also fill in the blank for the estimated net proceeds of this offering or explain why you believe it is appropriate to omit this information.

In response to the Staff’s comment, the Company has revised its use of proceeds disclosure to discuss the material amounts and sources of other funds needed to fund the installment payments due under its Newbuilding Program, as follows:

As of June 30, 2014, we have remaining contractual commitments of $2,338.8 million due under our shipbuilding contracts for our Newbuilding Program. We intend to use all or substantially all of the net proceeds of the sale of our Notes, which are expected to total approximately $48.2 million after deducting underwriting discounts and commission and estimated offering expenses (or approximately $55.5 million if the underwriters exercise their option to purchase additional Notes in full), to fund installment payments due under our Newbuilding Program, and the remaining amount, if any, for general corporate purposes and working capital. Following the application of the net proceeds of this offering, we expect to finance the balance of our contractual commitments due under our Newbuilding Program with cash on hand, cash flows from operations, and borrowings under committed and proposed new secured credit facilities. In addition, subject to favorable market conditions in the future, the Company may fund a portion of its remaining Newbuilding Program with the net proceeds of public or private debt or equity offerings that can be obtained on terms attractive to the Company.

The Company notes that the new proceeds amount included in the revised disclosure is based upon an assumed underwriter discount and is subject to change upon pricing of the offering and the further negotiations of the final underwriting agreement.

Exhibit 8.1

2.

We note your response to our prior comment 4 and reissue in part. Please revise the disclosure under the headings “Risk Factors—We may have to pay tax on United States source income, which would reduce our earnings and cash flow” and “Risk Factors—United States tax authorities could treat us as a ‘passive foreign investment company,’ which could have adverse United States federal income tax consequences to United States holders” in the prospectus to clearly state that it is the opinion of counsel. Please also revise the disclosure under the headings “Tax Considerations”

and “Marshall Islands Tax Considerations” in the prospectus to clearly state that the discussion of the tax considerations under both headings is the opinion of counsel. For guidance, please refer to Section III.B.2 in Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised its disclosure under the referenced headings to state that the disclosure contained within such sections is the opinion of counsel. In view of these changes, the Company has filed a revised opinion of counsel as Exhibit 8.1.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Edward S. Horton
Edward S. Horton